Exhibit 99.7

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in thousands of United States Dollars)

Independent auditor’s report

To the Shareholders of Gunnison Copper Corp.

Our opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gunnison Copper Corp. and its subsidiaries (together, the Company) as at December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

What we have audited

The Company’s consolidated financial statements comprise:

●	the consolidated statements of financial position as at December 31, 2024 and 2023;

●	the consolidated statements of (income) loss and comprehensive (income) loss for the years then ended;

●	the consolidated statements of cash flows for the years then ended;

●	the consolidated statements of changes in equity for the years then ended; and

●	the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Material uncertainty related to going concern

We draw attention to note 1 to the consolidated financial statements, which describes events or conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the Material uncertainty related to going concern section, we have determined the matters described below to be the key audit matters to be communicated in our report.

Key audit matter	How our audit addressed the key audit matter

Fair value of stream obligation	Our approach to addressing the matter included the following procedures, among others:

Refer to note 2 – Basis of presentation and summary of material accounting policies, note 9 – Derivative liabilities and note 20 – Financial instruments to the consolidated financial statements.	●	Developed an independent point estimate of the fair value of the stream obligation based on data and assumptions applied by management, which included the following:

The Company has a copper metal stream, which the Company records at fair value at each consolidated statement of financial position date because the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss. As at December 31, 2024, the stream obligation was valued at $59.4 million. This fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included the copper forward price curve; the long-term copper price volatility; the discount rate, which factors in the Company’s credit spread; and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

		–	Professionals with specialized skill and knowledge in the field of valuation assisted us in performing an independent valuation using a Monte Carlo simulation model and evaluating the reasonableness of the significant assumptions used by management, which included (i) the copper forward price curve; (ii) long-term copper price volatility; and (iii) the discount rate, which factors in the Company’s credit spread by considering external market data.
		–	The work of management’s experts was used in performing procedures to evaluate the reasonableness of the life of mine production schedules and expectations including expansion plans. As a basis for using this work, the competence, capabilities and objectivity of management's experts were evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management's experts, tests of the data used by management's experts and an evaluation of their findings.

Key audit matter	How our audit addressed the key audit matter

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons (management’s experts).		–	Evaluated the reasonableness of the weighted probability of successfully achieving the production schedules.

We considered this a key audit matter due to (i) the significant judgment made by management, including the use of management’s experts, when developing the key assumptions used in determining the fair value of the stream obligation; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures relating to the significant assumptions, which included the copper forward price curve, the long-term copper price volatility, the discount rate which factors in the Company’s credit spread, the life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules; and (iii) the audit effort that involved the use of professionals with specialized skill and knowledge in the field of valuation.	●	Compared the independent point estimate to management’s estimate to evaluate the reasonableness of management’s estimate.

Accounting treatment of the Nuton LLC (Nuton) Stage 2 funding arrangement	Our approach to addressing the matter included the following procedures, among others:

Refer to note 2 – Basis of presentation and summary of material accounting policies and note 8 – Nuton stage 2 project to the consolidated financial statements.	●	Evaluated the judgment exercised by management in determining the accounting treatment that the Stage 2 proceeds received from Nuton should be accounted as an allocation between a borrowing component and a mine processing service component. Our procedures included the following:

During the year, the Company and Nuton proceeded to Stage 2 of the existing option agreement i.e., the development towards mining of copper at the Company’s Johnson Camp Mine (JCM) and testing of Nuton’s copper heap leaching technologies (the Stage 2 work program).		–	Read the relevant agreements and supporting documents for the Stage 2 work program and determined whether all key facts and circumstances were properly incorporated into management's assessment.

Key audit matter	How our audit addressed the key audit matter

Under the terms of the agreement, Nuton is responsible for funding all of the Company’s costs associated with the Stage 2 work program. Nuton shall receive 100% of the revenue generated from commercial quantities of copper products produced from JCM until recoupment of the Stage 2 work program funding. Once and if the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. During the year, the Company received Stage 2 work program proceeds of $34.7 million.		–	Read management's accounting analysis for the Stage 2 work program.
		–	Understood the nature of Stage 2 work program and evaluated the accounting treatment by analyzing various aspects of IFRS accounting standards and guidance
	●	Tested the adequacy of disclosure in the December 31, 2024, consolidated financial statements.

Management applies judgment in assessing the appropriate accounting treatment for the Stage 2 work program proceeds by considering the specific terms and nature of the agreement with Nuton. In assessing the Stage 2 work program proceeds, management identified both a borrowing component from Nuton and a mine processing services to Nuton. On initial recognition the borrowing is recognized at fair value for the proceeds received, with the residual representing deferred mine processing service revenue. The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mine processing service revenue is amortized over the expected payback schedule.

We considered this a key audit matter due to the significant judgment made by management in determining the appropriateness of the accounting treatment. This in turn resulted in significant audit effort and subjectivity in performing audit procedures to assess management’s accounting treatment.

Other information

Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Melanie Matthews.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, British Columbia

March 31, 2025

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31

(Expressed in thousands of United States dollars)

	Note	2024	2023
ASSETS

Current Assets
Cash and cash equivalents		$8,249	$6,113
Marketable securities		91	76
Amounts receivable		117	126
Due from Nuton	8	4,747	-
Prepaid expenses		377	776
Inventory	3	2,108	1,341
		15,689	8,432

Property, plant and equipment	4	111,910	104,902
Restricted cash	5	10,333	3,074

Total Assets		$137,932	$116,408

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	6	$3,735	$1,743
JCM project payables	6	11,595	-
Amounts due to related parties	15	145	136
Nuton stage 1 payable	7	-	432
Nuton stage 2 payable	8	14,975	-
Nuton deferred income and revenue	8	1,661	-
Insurance liabilities		138	493
Derivative liabilities	9	2,609	235
Interest on debentures	12	600	-
Debt	11	3,090	1,442
		38,549	4,481

Accounts payable and accrued liabilities	6	124	222
Debentures	12	4,708	4,330
Debt	11	11,357	14,178
Nuton stage 2 payable	8	23,448	-
Nuton deferred income and revenue	8	9,959	-
Derivative liabilities	9	56,774	115,823
Asset retirement obligation	10	14,916	8,097

Total liabilities		159,835	147,131

Equity
Capital Stock	13	112,828	112,828
Other equity reserves	13	14,532	14,205
Deficit		(148,433)	(156,927)
Accumulated other comprehensive loss		(829)	(829)
Total Equity		(21,902)	(30,723)

Total Liabilities and equity		$137,932	$116,408

See note 1 - Nature of Operations and Going Concern

Approved on March 31, 2024 on behalf of the Board of Directors:

/signed/	/signed/
Colin Kinley	Fred DuVal
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

2

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONSOLIDATED STATEMENTS OF (INCOME) LOSS AND COMPREHENSIVE (INCOME) LOSS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

	Note	2024	2023
Revenue
Copper Revenue		$(952)	$(2,919)
Cost of sales	14	2,780	8,363
Loss from mine operations		$1,828	$5,444

Operating Expenses
Gunnison holding and maintenance cost		$479	$-
Evaluation and permitting		561	294
Office and administration		493	689
Professional fees		433	645
Directors and officers fees		1,133	1,603
Investor relations		240	451
Share-based compensation	13	320	510
Regulatory fees		29	166
Mining cost		12	-
Impairment of property, plant and equipment	4	38,828	-
Depreciation		132	182
Total Operating Expenses		$42,660	$4,540

Other Items
Loss (gain) on derivative at fair value	9	(56,675)	14,763
Financing expense	17	4,190	3,494
Interest income		(232)	(113)
Unrealized gain on foreign exchange		(2)	(7)
Loss on modification of financial liabilities	11 & 12	-	1,375
Fair value loss on Nuton Stage 2 payable		690	-
Other income		(953)	(537)
Total Other Items		$(52,982)	$18,975

(Income) Loss and comprehensive (income) loss for the year		$(8,494)	$28,959

(Income)/Loss per common share:
Basic and Diluted		$(0.03)	$0.10
Weighted average number of common shares outstanding:
Basic and Diluted	13	315,415,858	278,652,578

The accompanying notes are an integral part of these consolidated financial statements.

3

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(Expressed in thousands of United States dollars)

	Note	2024	2023
Cash Flows Related to Operating Activities
Income (loss) for the year		$8,494	$(28,959)
Items not affecting cash:
Loss (gain) on derivative at fair value	9	(56,675)	14,763
Depreciation		163	273
Accretion of asset retirement obligation		531	158
Share-based compensation	13	326	537
Financing expense	11 & 12	1,247	407
Nebari extension bonus	11	-	1,500
Gain on marketable securities		(15)	(54)
Impairment of property, plant and equipment	4	38,828	-
Unrealized gain on foreign exchange		(2)	(7)
Deferred income		(514)	-
Fair value movement on Nuton Stage 2 payable		690	-

Non-cash working capital item changes:
Receivables		9	15
Prepaid expenses		399	(300)
Inventory		(767)	400
Accounts payable and accrued liabilities		(16)	286
Amounts due to related parties		9	12
Insurance liabilities		(355)	312
Net cash used by operating activities		(7,648)	(10,657)

Cash Flows Related to Investing Activities
Land purchase options		(1,000)	-
Restricted cash		(7,259)	237
Nuton stage 1 funds received	7	1,030	5,000
Nuton stage 1 project expenditure	7	(1,462)	(2,568)
Nuton stage 2 project expenditure	8	(21,693)	-
Net cash provided (used) by investing activities		(30,384)	2,669

Cash Flows Related to Financing Activities
Proceeds from issuance of debentures	12	-	3,000
Proceeds from sale of royalty		-	5,500
Financing costs		-	(10)
Nuton stage 2 funds received	8	34,697	-
Nuton Access payment	8	5,000	-
Nebari principal payments		(1,442)	-
Nuton collateral funding		1,910	-
Net cash (used) provided by financing activities		40,165	8,490
Net change in cash and cash equivalents		2,133	502
Effect of foreign exchange on cash and cash equivalents		3	7
Cash and cash equivalents, beginning of year		6,113	5,604
Cash and cash equivalents, end of year		$8,249	$6,113
Supplemental cash flow disclosures:
Interest paid		$2,392	$2,785

The accompanying notes are an integral part of these consolidated financial statements.

4

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(Expressed in thousands of United States dollars)

	Capital Stock				Accumulated Other
	Number of Common shares	Amount	Other Equity Reserves	Deficit	Comprehensive Loss	Total
Balance, December 31, 2022	274,835,944	$108,045	$12,453	$(127,968)	$(829)	$(8,299)
Stock issuance	38,756,514	4,600	-	-	-	4,600
Restricted share units	1,823,400	193	-	-	-	193
Share issuance costs	-	(10)	-	-	-	(10)
Debenutures	-	-	1,262	-	-	1,262
Share-based compensation	-	-	490	-	-	490
Loss for the year	-	-	-	(28,959)	-	(28,959)
Balance, December 31, 2023	315,415,858	$112,828	$14,205	$(156,927)	$(829)	$(30,723)
					-
Balance, December 31, 2023	315,415,858	$112,828	$14,205	$(156,927)	$(829)	$(30,723)
Share-based compensation	-	-	327	-	-	327
Gain for the year	-	-	-	8,494	-	8,494
Balance, December 31, 2024	315,415,858	$112,828	$14,532	$(148,433)	$(829)	$(21,902)

The accompanying notes are an integral part of these consolidated financial statements.

5

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Gunnison Copper Corp. (formerly Excelsior Mining Corp.) (“Gunnison” or the “Company”) was incorporated under the laws of the Province of British Columbia, Canada on June 9, 2005 and trades on the Toronto Stock Exchange under the symbol “GCU”. The address of the Company’s registered office is Suite 2400, 1055 West Georgia Street, Vancouver, BC, Canada V6E 3P3.

The principal business of Gunnison is the acquisition, exploration and development of copper mineral properties and the construction and operation of copper mines in Arizona, USA. The Company is focused on the development of the Gunnison Copper Project which is designed to be a large-scale open pit operation producing finished copper cathodes. In addition, Gunnison is also undertaking leachpad construction to allow for the expansion and restart of the Johnson Camp Mine (“JCM”) in partnership with Nuton LLC (“Nuton”), a Rio Tinto Venture, to demonstrate the use of its sulfide copper heap leaching technology. Cash flow generated from the Johnson Camp Mine, after payback of construction and start up costs, will be used to support the development of the Gunnison project.

Going concern

These consolidated financial statements have been prepared on the going-concern basis, which assumes that the Company will be able to realize its assets and liabilities in the normal course of business as they come due in the foreseeable future.

During the year ended December 31, 2024, the Company incurred a net gain of $8,494 that included a gain on the Triple Flag stream derivative of $56,675 and non-cash loss on Gunnison related asset impairments of $38,828. As at December 31, 2024 the Company had negative working capital (current assets less current liabilities) of ($22,860), including a cash balance of $8,249. The working capital includes $28,231 in current liabilities and $4,747 in accounts receivable that are funded by Nuton and $3,433 in debt and interest payments deferred to 2026 subsequent to Dec 31, 2024 (Note 22). The amount funded by Nuton is only repayable from the sale of copper produced at the Johnson Camp Mine. If no copper was produced at the Johnson Camp Mine, the amount funded by Nuton would not be re-payable by the Company to Nuton. As a result, these amounts do not impact the Company’s ability to continue as a going concern. The Company continues to be required to maintain a $2,500 minimum cash balance, as a covenant condition to the Nebari Natural Resources Credit Fund I LLP (“Nebari”) outstanding debt (Note 11).

On May 21, 2024, the Company received a $5,000 payment from Nuton as a result of its election to proceed with the Stage 2 Work Program (Note 8). Since May 15, 2024, the Company has received an additional $34,697 from Nuton for costs associated with the Stage 2 Work Program, the goal of which is to resume mining at JCM using the Nuton copper heap leaching technologies. Progress on Nuton Stage 2 construction is continuing with further funding from Nuton for the Stage 2 Work Program expected through 2030.

Excluding further funding from Nuton for the Stage 2 work program, the Company’s cash flow projections indicate that the minimum balance requirement will be breached during the third quarter of 2025 unless additional financing is obtained. If there is a breach of the minimum balance requirement, the amendment to the loan agreement allows a 60-day cure period. As a result, there remain conditions that represent a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Refer to Note 10: Debt for further details. Subsequent to December 31, 2024, the Company entered into agreements that provide for $3 million in additional funding from Nuton and restructure the outstanding loan agreement with Nebari, including reducing the minimum cash balance requirement to $1,000, suspension of principal payments from Feb 2025 to Dec 2025, and deferral of $600 in convertible debenture interest to Sep 2026. See “Subsequent Events” (Note 22).

The Company has been successful in obtaining significant equity and other financings since inception and intends to continue financing its future requirements through future mining of the existing JCM pits and a combination of equity, debt, or other arrangements, including the funding provided by Nuton. However, there can be no assurance that the Company will be able to obtain the necessary financing. The Consolidated Financial Statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

6

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

2.	BASIS OF PRESENTATION AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

a.	Basis of Preparation and Consolidation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements have been prepared on a historical cost basis, except for any financial instruments measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

All dollar figures are expressed in United States dollars unless otherwise indicated. Canadian dollars are expressed as “CAD$”.

b.	Principles of Consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity over which the Company has control. The Company controls an entity when the Company is exposed to, or has the rights to, variable returns from the Company’s involvement with the entity and has the ability to affect those returns through the Company’s power over the entity.

The results of the Company’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases. All intercompany transactions and balances have been eliminated.

Details of the Company’s subsidiaries are as follows:

Name	Place of Incorporation	Interest %	Principal activity
Excelsior Mining Arizona, Inc. (“Excelsior Arizona”)	Arizona, United States	100%	Exploration, evaluation, development and production of mineral property interests
Excelsior Mining Holdings, Inc. (“EM HOLDINGS”)	Arizona, United States	100%	Exploration and evaluation of mineral property interests

c.	Estimation uncertainty and judgments in applying the Company’s accounting policies

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.

Accounting policy judgements

Characterization of the Stream arrangement

As set out in Note 10, the Company applied judgment in determining the characterization of the Stream arrangement for both accounting and tax purposes including the Company’s assessment that the partially prepaid sale of copper is currently a derivative liability for accounting purposes. This judgment will be monitored as facts and circumstances change such as the exercise or expiry of the expansion option and the relationship of the metal deliverable under the arrangement to the Company’s actual production.

7

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Accounting treatment of Nuton Stage 2 project funding

As set out in note 9, the Company applied significant judgment in assessing the appropriate accounting treatment for the Stage 2 work program proceeds by considering the specific terms and nature of the agreement with Nuton. In assessing the Stage 2 work program proceeds, management identified both a borrowing component from Nuton and a mine processing service that will be provided to Nuton during the Stage 2 work program. The borrowing is conditionally repayable from revenue generated from commercial quantities of copper products produced from the related mining operations. Changes in spot prices of copper will impact the timing of repayment of the borrowing from any future revenues generated. As a result of the repayment provisions, including indexing of payment timing to copper prices, the borrowing has been accounted for in its entirety at fair value through profit or loss with a residual amount allocated to deferred revenue for the mine processing services that will be provided to produce copper. Further details on the overall Nuton Stage 2 arrangement are disclosed in Note 8.

Evaluation of indicators of impairment

The evaluation of asset carrying values for indicators of impairment requires that management makes significant judgments in assessing whether changes to certain factors would be considered an indicator of impairment which includes both internal and external factors such as: a reduction in quantity of the recoverable reserves and resources; a reduction in metals prices; increases to forecasted capital and operating costs; and delays to the timing of achieving commercial production. If impairment indicators are identified, impairment testing is required. The recoverable amount of the cash-generating unit to which the assets belong that is used in the impairment testing is determined as the higher of its fair value less costs of disposal and its value in use. During the year ended December 31, 2024, management of the Company determined that there were indications of impairment of the wellfield assets at the Gunnison Copper Project (note 5).

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the consolidated financial statements include:

Valuation of Nuton Stage 2 project funding

For the proceeds received, on initial recognition a borrowing is recognized at fair value, with the residual representing deferred mine processing revenue. The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mine processing service revenue is amortized over the expected payback schedule. The key assumptions used to measure the fair value of the borrowing are the Johnson Camp Mine life of mine production schedule and expectations including expansion plans and the discount rate.

Stream Obligation

The carrying value of the stream obligation represents management’s best estimate of the fair value of the arrangement. The fair value incorporates the Company’s estimates of the copper forward price curve, the long-term copper price volatility, the discount rate, which factors in the Company’s credit spread and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and a weighted probability of successfully achieving the production schedules. (See Note 10)

8

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Asset Retirement Obligation

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability. The provision reflects estimates of future costs directly attributable to remediating the liability, inflation, assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting future cash outflows. Changes in the factors above can result in a change to the provision recognized by the Company. To the extent the carrying value of the related mining property is not increased above its recoverable amount, changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amount of related mining properties. (See Note 11)

d.	Financial Instruments and Measurement

Financial assets – Classification

Financial assets are classified at initial recognition based on the applicable measurement model: amortized cost, fair value through profit or loss (“FVTPL”), or fair value through other comprehensive income (“FVOCI”). The classification depends on the Company’s business model for managing the financial assets and the contractual cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income (loss) (“OCI”).

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not subsequently measured at FVTPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Financial liabilities

Financial liabilities are designated as either FVTPL or other financial liabilities. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the balance sheet subsequent to inception and how changes in value are recorded. Accounts payable are classified as other financial liabilities and carried on the balance sheet at amortized cost.

Debt is recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition the debt is measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments, including embedded derivatives in financial liabilities or non-financial contracts are recorded at FVTPL and, accordingly, are recorded on the consolidated statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative. The Company’s stream obligation and foreign currency warrants to purchase common shares are classified as derivative liabilities.

b.	Revenue Recognition

The Company’s revenue mainly consists of the sales of copper cathode. The Company follows IFRS 15 - Revenue from Contracts with Customers (“IFRS 15”) to recognize revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. IFRS 15 requires entities to recognize revenue when ‘control’ of goods or services transfers to the customer.

9

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Copper cathode revenue is recognized when control is transferred to the customer. The transfer of control occurs when the copper cathode has been assayed, readied for shipment and then loaded onto the means of transport arranged by the customer.

The provisional sales price of Grade 1 copper cathode is determined based on the last known 1st position HG Copper COMEX settlement price at the time of transfer of control. The final sales price of copper cathode is the average HG Copper COMEX settlement price for the month of sale.

c.	Financial assets

Management determines the appropriate classification of financial instruments at the time of the purchase and evaluates its portfolio on a regular basis to ensure that all financial assets are appropriately classified. The Company’s investments are categorized as:

●	Financial instruments at fair value through profit or loss – These include financial instruments designated at fair value through profit or loss at inception and those designated as held for trading. A financial instrument is classified in this category if acquired principally for the purpose of selling or repurchasing it in the short term or if so designated by management.

a.	Cash and cash equivalents

Cash and cash equivalents include demand deposits (2024 & 2023 - $45) held at financial institutions in the United States. Short-term investments consist of redeemable short-term investment certificates with maturities greater than 90 days and less than one year, and readily convertible into a known amount of cash. Cash and cash equivalents exclude cash subject to restrictions and are measured as a financial asset at amortized cost.

b.	Inventory

Inventories are recorded at the lower of cost and net realizable value (NRV). The average COMEX price for Grade A copper cathode for the reporting month is used to determine the NRV of copper cathode in inventory. The copper cathode held as finished goods at month end is shipped and sold the following month.

Stockpiled ore represents unprocessed ore that has been mined and is available for future processing. Stockpiled ore is measured by estimating the number of tons through physical surveys and contained copper through grade reconciliation via the ore control process.

In-process copper inventory represents copper in solution that is contained within the processing ponds and plant at period end and is currently being converted to copper cathode, the final saleable product. Finished goods inventory is copper cathode that has not yet been sold to the offtaker.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value, less any allowances for obsolescence. Replacement costs of materials and spare parts are generally used as the best estimate of net realizable value.

10

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

c.	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The initial cost of an asset is comprised of its purchase price or construction cost and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the reclamation of the asset. The purchase price or construction cost is the fair value of consideration given to acquire the asset.

Depreciation of property, plant and equipment commences when the asset has been fully commissioned and is available for its intended use.

Wellfield, site infrastructure and other tangible assets, including the solvent extraction-electrowinning plant, roads, pipelines and transmission lines are depreciated using a unit-of-production method, which is determined each period based on copper pounds produced over the estimated proven and probable copper reserves of the orebody unless the useful life of the asset is less than the life of the mine.

Depreciation of other site assets, including vehicles, mobile equipment, and buildings are calculated using the straight-line method to allocate the initial cost over their estimated useful lives, as follows:

Asset Class	Estimated useful life
Vehicles	2-5 years
Mobile equipment	2-5 years
Buildings	10-25 years

Depreciation of office equipment and software is based on the declining balance method at various depreciation rates ranging from 20% to 45% over their estimated useful lives.

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

e.	Construction in progress

Construction in progress costs recorded for assets under construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the other appropriate category of mineral properties, plant and equipment.

f.	Exploration and evaluation assets

Costs related to the acquisition of exploration and evaluation assets are capitalized. Costs incurred for the exploration and evaluation of mineral properties, prior to the establishment of commercial viability and technical feasibility, are recognized in profit or loss as incurred. Exploration and evaluation assets are assessed for impairment indicators at the end of each reporting period.

Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a mineral property has been determined, subsequent expenditures are classified as mineral property development costs within mineral properties, plant and equipment and are carried at cost until the properties to which the expenditures are related to are sold, abandoned or determined by management to be impaired in value.

11

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, including:

●	The extent to which mineral reserves or mineral resources as defined in National Instrument 43-101 (“NI 43-101”) have been identified through a feasibility study or similar document;
●	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;
●	The status of environmental permits; and
●	The status of mining leases or permits.

g.	Impairment of long-lived assets

At the end of each reporting period, management reviews the PP&E to determine whether there are any indications that those assets may be impaired. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of an asset’s fair value less costs of disposal, and its value in use. Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date in an arm’s length transaction between knowledgeable and willing parties.

In assessing the recoverable amount, the estimated future pretax cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amounts that would have been determined, net of depreciation, if no impairment loss had been recognized.

h.	Asset retirement obligation (“ARO”)

The Company recognizes an estimate of the liability associated with an ARO in the financial statements at the time the liability is incurred. The estimated net present value of the ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related assets. The capitalized amount is amortized over the estimated life of the assets. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is recognized in profit or loss for the period. The ARO can also increase or decrease due to changes in the original estimated undiscounted costs, or changes in the timing of these expenditures. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

i.	Income taxes

Income tax expense or benefit for the reporting period includes current and deferred income taxes. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred income tax is recognized using the liability method on temporary differences arising between the carrying amounts of assets and liabilities in the consolidated financial statements and the tax basis of assets and liabilities. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting or taxable loss; nor differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

12

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the year that includes the date of enactment or substantive enactment of change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

j.	Share-based compensation transactions

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The Company recognizes share-based compensation expense based on the estimated fair value of the options at the grant date. A fair value measurement for each grant is determined using an option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as share-based compensation expense with offset to Other equity reserves. This includes a forfeiture estimate, which is revised as necessary based on actual forfeiture rates.

The Other equity reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

Restricted Share Units (each an “RSU”) issued to directors, officers and employees require the Company to withhold applicable income tax on exercised and settled amounts with the tax authorities. The fair value of the RSU is recognized over the vesting period of the RSU granted as share-based compensation expenses with offset to RSU liabilities. The Company’s RSU policy allows for a net settlement arrangement, and RSU are classified in their entirety as cash-settled share-based payment transactions.

k.	Warrants

The Company recognizes the fair value of all warrants issued, recording the amount as an expense, an addition to a related asset, or a cost of issue of shares, as appropriate. Warrants are measured at the time of issue using an option-pricing model to determine their fair value. Warrants that are equity instruments are not remeasured subsequent to the grant date unless the terms and conditions of the warrants are modified. Warrants that are not share-based payments and are denominated in a currency other than the functional currency of the Company are considered to be a derivative and are recorded at fair value through profit and loss.

l.	Foreign currency translation

Items included in the financial statements of the Company and its wholly-owned subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company and its subsidiaries is the United States Dollar.

13

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at exchange rates of monetary assets and liabilities denominated in currencies other than an entity’s functional currency are recognized in the consolidated statement of loss and comprehensive loss.

m.	Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the loss attributable to common shareholders, and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, except when the adjustment is anti-dilutive.

n.	Leases

Right-of-use assets and lease liabilities are recognized at the commencement date of a lease. Lease liabilities are initially measured at the present value of lease payments to be paid after the lease’s commencement date, discounted using the interest rate implicit in the lease, or if not readily determinable, the Company’s incremental borrowing rate.

The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made on or before the lease’s commencement date, plus any initial direct costs incurred and an estimate of decommissioning and restoration costs, less any lease incentives received. The right-of-use asset is subsequently depreciated, on a straight-line basis, from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability. If a purchase option is expected to be exercised, the asset is amortized over its useful life.

Subsequently, the lease liability is measured at amortized cost using the effective interest rate method. It is remeasured if and when there is a change in future lease payments arising from a change in an index or rate, or if and when there is a change in the estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option.

Lease payments for short-term leases, which have a lease term of 12 months or less, leases of low-value assets, which have an underlying asset value, when new, of $5 or less, as well as leases with variable lease payments are recognized as an expense over the term of such leases.

o.	Recent accounting pronouncements

New standards and interpretations adopted January 1, 2024

Amendments to IAS 1 – Classification of liabilities as current or non-current

The Company adopted the IASB published amendments to IAS 1 - Presentation of Financial Statements - Classification of debt with covenants as current or non-current on January 1, 2023. As part of its amendments, the IASB has removed the requirement for a right to be unconditional and instead, now requires that a right to defer settlement must have substance and exist at the end of the reporting period. A company classifies a liability as non-current if it has a right to defer settlement for at least 12-months after the reporting period. The amendments clarify how a company classifies a liability that includes a counterparty conversion option, which could be recognized as either equity or a liability separately from the liability component under IAS 32 - Financial Instruments Presentation.

14

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Generally, if a liability has any conversion options that involve a transfer of the company’s own equity instruments, these would affect its classification as current or non-current. The IASB has now clarified that when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. The Company has concluded that the adoption of the amendments had no significant impact on its consolidated financial statements.

New standards and interpretations not yet adopted

IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued targeted amendments to the classification and measurement of financial instruments to respond to recent questions arising in practice, and to include new requirements not only for financial institutions, but also for corporate entities. The amendments to IFRS 9 and IFRS 7 comprise of the following:

-	Clarify the recognition and derecognition dates for certain financial assets and liabilities, including a new exception for financial liabilities settled through an electronic cash transfer system;
-	Provide additional guidance on assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-	Introduce new disclosure requirements for instruments with contractual terms that can alter cash flows, such as financial instruments linked to the achievement of environmental, social and governance (ESG) targets;
-	Update the disclosure requirements for equity instruments designated at fair value through other comprehensive income (FVOCI).

These amendments will apply prospectively for annual reporting periods beginning on or after January 1, 2026, with early application permitted.

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, aiming to enhance the transparency and compatibility of financial reporting across entities. This standard will replace IAS 1 and introduces potentially significant changes to the presentation of financial statements, particularly the statement of profit or loss. IFRS 18 introduces a specified structure by requiring income and expenses to be presented into three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided (“management-defined performance measures”), IFRS 18 requires disclosure of the explanations around those measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and notes.

The standard is effective for reporting periods beginning on or after January 1, 2027. Retrospective application is required, and early application is permitted.

The Company continues to assess the potential impacts of these new reporting standards on its consolidated financial statements.

15

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

3.	INVENTORY

At the end of December 31, 2024 the Company recorded a write-down of $723 (2023- $734) to adjust the copper inventory value to NRV.

The summary for inventory as at December 31, 2024 and December 31, 2023 are summarized below.

	December 31, 2024	December 31, 2023
Materials & Supplies	$1,530	$933
Copper in solution	105	287
Finished goods	473	121
Inventory	$2,108	$1,341

16

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

	Land & Mineral Properties	Plant	Vehicles & Mobile Equipment	Office Equipment & Capitalized Leases	Gunnison Construction in Progress	Johnson Camp Mine Construction in Progress	Total
Cost
At January 1, 2023	14,309	12,242	584	1,009	44,933	36,536	109,613
Additions	-	-	-	26	-	-	26
Option Payment	-	-	-	-	-	(2,000)	(2,000)
Change in Asset Retirement Obligation Estimate	(306)	-	-	-	-	-	(306)
Termination of Lease	-	-	-	(42)	-	-	(42)
At December 31, 2023	14,003	12,242	584	993	44,933	34,536	107,291

Accumulated Depreciation
At January 1, 2023	(824)	(103)	(481)	(645)	-	(101)	(2,154)
Depreciation	-	(11)	(82)	(104)	-	(76)	(273)
Termination of Lease	-	-	-	38	-	-	38
At December 31, 2023	(824)	(114)	(563)	(711)	-	(177)	(2,389)
Net carrying amount	13,179	12,128	21	282	44,933	34,359	104,902

Cost
At January 1, 2024	14,003	12,242	584	993	44,933	34,536	107,291
Transfers	-	-	-	-	(848)	848	-
Additions	-	-	-	25	-	38,329	38,354
Mining	-	-	-	358	-	-	358
Change in Asset Retirement Obligation Estimate	6,288	-	-	-	-	-	6,288
Land Options	1,000	-	-	-	-	-	1,000
Impairment	(11,316)	-	-	-	(27,641)	-	(38,957)
Disposals	-	-	-	(10)	-	-	(10)
At December 31, 2024	9,975	12,242	584	1,366	16,444	73,713	114,324

Accumulated Depreciation
At January 1, 2024	(824)	(114)	(563)	(711)	-	(177)	(2,389)
Depreciation	-	-	(21)	(113)	-	(29)	(163)
Impairment	129	-	-	-	-	-	129
Disposals	-	-	-	9	-	-	9
At December 31, 2024	(695)	(114)	(584)	(815)	-	(206)	(2,414)
Net carrying amount	9,280	12,128	-	551	16,444	73,507	111,910

Impairment of the Gunnison Copper Project

During the fourth quarter of 2024, the Company determined it would advance the development of the Gunnison Copper Project using a conventional open pit and heap leach operation. The Gunnison Project was previously designed as a copper in-situ recovery mine but incurred operational challenges related to flow rates, which led to the Company evaluating alternatives for development. The change in planned mining method was determined to be an indicator of impairment as the carrying value of the Gunnison Copper Project assets specific to the historical in-situ mining method, would not be recovered. As a result, an impairment charge of $38,828 was recognized, representing the write off of the wellfield assets, related infrastructure and development, and the closure cost asset. Total capitalized costs of $17,292 relating to equipment and other costs that will benefit the Gunnison open pit or Johnson Camp Mine were not written off.

17

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

5.	RESTRICTED CASH

As of December 31, 2024, the Company has restricted cash deposits of $10,333 (December 31, 2022 - $3,074) as collateral to secure the issuance of reclamation bonds. An additional $4,944 was needed for the new leach pad at JCM, along with $2,262 in additional collateral for all other bonds for the Gunnison Copper Project and JCM.

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2024	December 31, 2023
Accounts payable and accrued liabilities	$14,900	$1,446
Lease liabilities	243	325
Employee-related accruals	311	194
	$15,454	$1,965

Accounts payable and accrued liabilities include the Company’s current and non-current obligations to suppliers of goods or services acquired on trade credit for goods received or services provided that have been invoiced but not yet paid (including JCM project payables of $11,595). Lease liabilities include capitalized lease obligations and employee-related accruals include estimated amounts for goods or services received but not yet invoiced by the supplier, as well as obligations that increase throughout the year and are settled at points in time.

7.	NUTON STAGE 1 PROJECT

On July 31, 2023, the Company entered into an Option Agreement (the “Option Agreement”) with Nuton to further evaluate the use of its Nuton™ copper heap leaching technologies at Gunnison’s Johnson Camp mine in Cochise County, Arizona. Under the Option Agreement, Gunnison remains the operator and Nuton funds Gunnison’s costs associated with a two-stage work program at JCM. Nuton provided $3,000 to Excelsior for Stage 1 costs and a payment of $2,000 for an exclusive option to form a joint venture with Excelsior over the Johnson Camp Mine after the completion of Stage 2. The $2,000 has been applied against the capitalized costs related to JCM as the benefit of the payment will be recognized over the life of the mine.

During the year ended 2024, the Company received an additional $1,030 for continued Stage 1 work and were added to the Nuton Stage 1 Project liability. The Company incurred Stage 1 costs of $1,462 in 2024 (2023 - $2,568), which were applied against the Nuton Stage 1 Project payable.

Under the terms of the Option Agreement, the Stage 1 work program involved Gunnison completing diamond drilling, engineering, permitting activities, and project execution planning. Nuton completed mineralogy, predictive modeling, engineering, and other test work. The Stage 1 work program was completed during the year and on May 15, 2024, Nuton elected to proceed to Stage 2 (see note 9).

18

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The summary of the Nuton Stage 1 Project expenditures as of December 31, 2024 and December 31, 2023 are summarized below:

	Stage 1 activity December 31,
	2024	2023
Beginning balance	$432	$-
Funding	1,030	3,000
Drilling	(365)	(1,543)
Engineering	(776)	(164)
Permitting	(54)	(73)
Project execution planning	(292)	(788)
Receivable	25	-
Ending balance	$0	$432

8.	NUTON STAGE 2 PROJECT

On May 15, 2024, Nuton elected to proceed to Stage 2 of the existing option agreement. Nuton made a non-refundable $5,000 payment to the Company for the non-exclusive access to existing infrastructure at the Johnson Camp mine for the Stage 2 work program. Nuton is also responsible for funding all of Gunnison’s costs associated with Stage 2. The full Stage 2 work program is anticipated to take up to 73 months, and, if successful, will demonstrate key elements of the Nuton technologies at industrial scale. Stage 2 includes construction of the leachpad and related infrastructure, mining and heap leach processing, refurbishment of the SX/EW plant, and production of finished copper cathode. Nuton, in its sole and absolute discretion may elect to terminate the Option Agreement by providing appropriate notice to the Company in accordance with the terms of the Option Agreement.

The Company has accounted for the $5,000 as deferred income and will amortize the amount over the 73 months anticipated for the Stage 2 program on a straight-line basis. The Company is proceeding based on milestones related to engineering and mobilization, infrastructure and construction, mining, leaching, copper production and post-leach rinsing. During the year, the Company recognized income of $514, relating to the amortization of the

$5,000 infrastructure access payment received.

The Company also receives from Nuton quarterly pre-payments based on the approved work program budget for Stage 2. Each time Stage 2 proceeds are received as advances or additional attributable costs are incurred by Nuton directly (Nuton managed costs), a Stage 2 project payable is recognized at fair value, with a residual amount allocable to deferred mine processing service revenue. The borrowing is subsequently accounted for at fair value through profit and loss. The deferred mine processing service revenue is amortized over the expected payback schedule, based on units of production. Stage 2 construction costs are capitalized to construction in progress and subsequently transferred to the relevant property, plant and equipment category once assets are ready for their intended use. Nuton shall receive 100% of the net revenue generated from commercial quantities of copper products produced from JCM as a result of the Stage 2 work program, until recoupment of the Stage 2 work program funding (subject only to payments by the Company owing under any existing royalty or streaming obligations). Once and if the Stage 2 work program funding is repaid, the Company retains any additional copper revenue. The assumptions used in the measurement of the liability are the Johnson Camp Mine life of mine production schedule and expectations including expansion plans and the discount rate.

During the period of May 15, 2024 through December 31, 2024, $36,607 in cash was received, of which $34,697 was for Stage 2 funding and $1,910 was for surety bond collateral required by Gunnison that is recorded in trade accounts payable. In addition, $5,423 in Stage 2 costs were incurred directly by Nuton and $4,747 in costs were incurred and accrued with funding due from Nuton to Gunnison at Dec 31, 2024. The net amount of Stage 2 costs, which are repayable to Nuton from the sales proceeds of Johnson Camp Mine copper sales, was $44,867. Management determined the fair value of the Stage 2 project payable at each cash flow inception using a discount rate of 16.25% to be $37,735, with the residual amount of $7,134 being recognized as deferred revenue liability. A fair value through profit and loss of $690 was recognized based on the revaluation of the Nuton Stage 2 Payable to fair value at December 31, 2024.

19

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The following is a summary of the Stage 2 payables through year ended December 31, 2024:

Nuton Stage 2 Payable	December 31, 2024
Balance, beginning of period	$-
Recognized on inception	37,733
Fair value loss on Nuton Stage 2 payable	690
Balance, end of period	$38,423

Current	14,975
Non current	23,448

The following is a summary of the deferred income and revenue activity through year ended December 31, 2024:

Deferred Income	December 31, 2024
Balance, beginning of period	$-
Nuton access rights	5,000
Deferred income	(514)
Balance, end of period	$4,486

Current	822
Non current	3,664

Deferred revenue	December 31, 2024
Balance, beginning of period	$-
Recognized on inception	7,134
Balance, end of period	$7,134

Current	839
Non current	6,295

9.	DERIVATIVE LIABILITIES

On October 30, 2018 the Company entered into an agreement for a $75,000 project financing package (collectively, the “Financing”) with Triple Flag Mining Finance Bermuda Ltd. (“Triple Flag”) for the purposes of developing the Gunnison Copper Project. The Financing consisted of a $65,000 copper metal stream (the “Stream”) and a concurrent $10,000 private placement of common shares of Excelsior (the “Equity Placement”).

Under the terms of the metals purchase and sale agreement (the “Stream Agreement”) between Triple Flag and Gunnison and its subsidiaries, Excelsior Arizona and Excelsior JCM, Triple Flag paid $65,000 against the future sale and delivery by Excelsior Arizona of a percentage of the refined copper production generated from the mining of oxide mineralization from Gunnison’s Projects owned at the time of executing the Stream Agreement. Gunnison will sell to Triple Flag a percentage of refined copper at a price equal to 25% of the copper spot price. The exact percentages of copper production to be sold to Triple Flag varies according to the total production capacity, based on a sliding scale.

20

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The percentages applicable at certain production levels are detailed in the table below.

Scenario Description	Stage 1 (25M lbs/yr)	Stage 2 (75M lbs/yr)	Stage 3 (125M lbs/yr)
Stage 1 Upfront Deposit	16.50%	5.75%	3.50%

The stream obligation is recorded at fair value at each statement of financial position date as the Company has determined that the stream obligation is a derivative liability carried at fair value through profit or loss (FVTPL).

As at December 31, 2024 the fair value of the stream obligation was valued using a Monte Carlo simulation model. The significant assumptions developed by management used in the Monte Carlo simulation model included: the copper forward price curve, the long-term copper price volatility of 20.86% (December 31, 2023 – 21.01%), a discount rate which factors in the Company’s credit spread of 7.17% (December 31, 2023 – 7.43%) and the Johnson Camp Mine and Gunnison open-pit life of mine production schedules and expectations including expansion plans and weighted probability of successfully achieving the production schedules.

The Monte Carlo simulation model was prepared by an independent valuation specialist and the life of mine production schedules and expectations including expansion plans are based on the information compiled by qualified persons. The mine production assumptions used are as follows: (a) Gunnison Copper Project stream deliveries based on the open pit PEA published in Q4 2024 beginning in 2031 for an 18 year mine life with a probability weighting; (b) Johnson Camp Mine Stage 2 mine production beginning in 2025 for a five year mine life with a probability weighting, and (c) Johnson Camp Mine post-stage 2 production for a 13 year mine life with a probability weighting.

The following table summarizes the fair value of the derivative liabilities during the year ended December 31, 2024 and 2023:

	Stream	Warrants	Total
Fair value at December 31, 2022	$101,294	$8	$101,302
Loss (gain) during the year	14,764	(8)	14,756
Fair value at December 31, 2023	$116,058	$-	$116,058
Gain for the year	(56,675)	-	(56,675)
Fair value at December 31, 2024	$59,383	$-	$59,383

Current	2,609
Non current	56,774

At December 31, 2024, the current portion of the derivative liabilities is $2,609 based upon the production schedules and other inputs used in the valuation.

10.	ASSET RETIREMENT OBLIGATION

The Company’s ARO represents management’s best estimate of the present value of costs that are expected to be incurred for mine closure and reclamation and rehabilitation costs for the Gunnison Copper Project and JCM. The primary assumptions that affect the present value calculation are the inflation rate and the discount rate. For the update prepared as of December 31, 2024, the Company used a long term inflation rate of 2.0% (2023 – 2.0%) and a discount rate of 4.86% (2023 – 4.03%) in calculating the present value of the obligation. The current inflation rate used is based on target inflation rates set by the Federal Reserve. The discount rate is based on the 20-year treasury bond index.

21

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

As of December 31, 2024 the Company reviewed the assumptions used in the present value calculation for the projects and adjusted the obligation to $14,916. The update resulted in a net increase of $6,819, primarily due to changes in rates and estimates of $6,288 and also accretion of $531..

For Gunnison Copper Project, the estimated undiscounted reclamation obligation related to the wellfield is $3,566 (2023 - $2,903). The costs and activities are expected to begin in four years. As of December 31, 2024, the discounted reclamation obligation is $3,252.

For Johnson Camp Mine, the estimated undiscounted reclamation obligation is $18,634 (2023 - $12,119). The costs and activities related to the leach pads are expected to begin the year after the final year of mine life and the other activities are expected to begin three years after the final year of mine life. The mine is expected to commence production in 2025 and is assumed to have a 15-year mine life. As of December 31, 2024, the discounted reclamation obligation is $11,664.

Changes in the ARO for the year ended December 31, 2024 and the year ended December 31, 2023 are summarized below.

Asset Retirement Obligation	December 31, 2024	December 31, 2023
Balance, beginning of year	$8,097	$8,245
Change in estimate	6,288	(306)
Accretion expense	531	158
Balance, end of year	$14,916	$8,097

11.	DEBT

Nebari Credit Facility

On October 31, 2019, the Company entered into an agreement with Nebari for a $15,000 credit facility (the “Credit Facility”). The Credit Facility was fully drawn by May 31, 2020.

On December 22, 2021, the Company entered into an Amended and Restated Credit Agreement (“ARCA”) with Nebari to extend the maturity of the Credit Facility to September 29, 2023. The interest rate charged on the outstanding balance continued at 14.2%. The ARCA included an upward interest rate supplement that was calculated as the excess of the 3 month LIBOR rate over 1.5% and was determined on the first day of each month through January 30, 2023. The amendment included a repayment bonus to Nebari of 3% ($450) of the amount drawn on the credit facility which is payable at maturity. The amendment to the loan agreement required the Company to maintain a $5,000 minimum cash balance allowing a 60 day cure period in the event of a breach of this condition.

In support of the Company’s plan for JCM sulfide leaching and Gunnison wellfield stimulation trials, on January 30, 2023 the Company and Nebari executed a Second Amendment to the ARCA (“Second ARCA”) which extended the due date of the $15,000 loan advanced by Nebari to March 31, 2025 and lowered the required $5,000 minimum cash balance for the Company to a $2,500 minimum cash balance; however, starting January 31, 2024, the Company was to start paying back the principal on the first $5,000 tranche at $333/month. The interest rate was set at 14.2% plus a supplement based on the amount (if any) by which (i) the sum of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months plus 0.26161% exceeds (ii) 1.5%. The rate supplement cannot be negative.

In addition to the repayment bonus on ARCA, the Second ARCA required an upfront $450 extension bonus that was paid to Nebari with common shares of the Company. The loss on modification of the existing credit facility agreement of $894 was expensed in 2023.

22

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

On November 30, 2023, the Company and Nebari executed a Third Amendment to the Second ARCA (“Third ARCA”) which extends the due date of the $15,000 loan advanced by Nebari to June 30, 2026. The interest rate is reduced to 10.5% plus a supplement equal to the greater of the sum of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

In consideration for The Third ARCA, the Company issued $1,050 in common shares of the Company to Nebari. The Company adjusted the fair value of the debt to include the Third Amendment to the ARCA, and increased the liability component $677, and recognized a loss on modification of $677 in 2023.

Changes in the debt for year ended December 31, 2024, and year ended December 31, 2023, are summarized below.

Debt	December 31, 2024	December 31, 2023
Balance, beginning of year	$15,620	$15,405
Principal repayment	(1,442)	-
Financing Expense	269	215
Balance, end of year	$14,447	$15,620
Current	3,090	1,442
Non current	11,357	14,178

In addition, the earlier amortization of the $5,000 principal payback from the Second ARCA has been modified and began monthly in June 2024 as follows:

●	June 2024 through December 2024 - $206 ($200 principal, $6 repayment bonus),
●	January 2025 through December 2025 - $257.5 ($250 principal, $7.5 repayment bonus),
●	January 2026 through June 2026 - $309 ($300 principal, $9 repayment bonus)

Refer to Subsequent Events (Note 21) for details of amendments to the Nebari debt agreement effective March 3, 2025.

12.	DEBENTURES

On February 9, 2023, the Company closed a Debenture Offering (“First Debenture Offering”) and issued $3,000 principal amount of debentures. The terms of the debentures include:

●	a maturity date of three years from the date of closing (the “First Debenture Maturity Date”), with the principal amount, together with any accrued and unpaid interest, payable on the First Debenture Maturity Date, unless earlier converted in accordance with the terms;
●	the debentures bear interest at the rate of 10% per annum, which interest will be payable on April 1, 2025 and on the Maturity Date, unless earlier converted into common shares of the Company (“Common Shares”);
●	the principal amount of the debentures is convertible into Common Shares at the option of the holder at a conversion price of USD$0.19 per Common Share;
●	the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange for the five trading days prior to the date of conversion at the option of the holder; and
●	the debentures are unsecured.

23

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The First Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,128 with an effective interest rate of 21.2%, and the equity component was measured as the residual amount of $872.

On December 14, 2023, the Company amended the First Debenture Offering maturity date to September 30, 2026. The impact of the amendment decreased the carrying value of the liability component, resulting in a gain on modification of $263. The effective interest rate is 21.2%.

On December 14, 2023, the Company closed a Second Debenture Offering (the “Second Debenture Offering”) and issued $2,400 principal amount of debentures. The terms of the debentures include:

●	a maturity date of September 30, 2026 (the “Second Debenture Maturity Date”) and the principal amount, together with any accrued and unpaid interest, will be payable on the Second Debenture Maturity Date, unless earlier converted in accordance with their terms;
●	the debentures bear interest at the rate of 10.5% per annum plus the Rate Supplement, which interest will be payable on the Second Debenture Maturity Date, unless earlier converted into Common Shares;
●	subject to the receipt of disinterested shareholder approval from the holders of the Common Shares at a duly and validly called meeting (the “Shareholder Approval”), the principal amount of the debenture is convertible into Common Shares at the option of the holder (or at the option of the Company on 30 days prior notice) at a conversion price of USD$0.11405 per Common Share;
●	subject to receipt of the Shareholder Approval, the accrued and unpaid interest is convertible into Common Shares at a conversion price equal to the volume weighted average trading price on the Toronto Stock Exchange for the five trading days prior to the date of conversion; and
●	the debentures are unsecured.

The Second Debenture Offering was accounted for as a compound financial instrument with a debt host and equity conversion feature. On initial recognition, the fair value of the liability component was determined to be $2,011 with an effective interest rate of 19.6%, and the equity component was measured as the residual amount of $389.

Changes in the debentures for the year ended December 31, 2024, and year ended December 31, 2023, are summarized below.

Debentures	December 31, 2024	December 31, 2023
Balance, beginning of year	$4,330	$-
Proceeds	-	5,400
Revaluation	-	(1,262)
Financing Expense	978	192
Balance, end of year	$5,308	$4,330

Refer to Subsequent Events (Note 21) for details of deferral of $600 debenture interest payment to September 2026.

24

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

13.	CAPITAL STOCK AND OTHER EQUITY RESERVES

Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares with no par value and an unlimited number of non-voting common shares with no par value. As of December 31, 2024, there were 315,415,858 common shares outstanding and nil non-voting common shares outstanding.

There were no dilutive shares for the period ended December 31, 2024 (2023 – nil).

Stock Options

The Company’s stock option plan (the “Plan”) provides for the grant of incentive stock options to employees, consultants, officers, and directors of the Company. The Plan reserves for issuance, along with the Company’s other Security-Based Compensation Plans, a maximum of 10% of the issued and outstanding Common Shares at the time of a grant of options.

Options granted under the Plan have a maximum term of ten years. The exercise price of the options is determined by the Board of Directors and is not less than the closing price of the common shares on the last trading day prior to the date the options are granted. The vesting terms are at the Board of Directors’ discretion.

The Plan is an evergreen plan which provides that if any option has been exercised, then the number of common shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan. The Plan will operate in conjunction with the Restricted Share Unit Plan (the “RSU Plan”) and the Performance Share Unit Plan (the “PSU Plan”). The Stock Option Plan, RSU Plan and PSU Plan are collectively referred to as the “Security-Based Compensation Plans”.

The following is a summary of stock option activity for the year ended December 31, 2024 and the year ended December 31, 2023:

	Number of Options	Weighted Average Exercise Price (CAD$)
Outstanding, December 31, 2022	17,497,500	$0.78
Granted	7,215,000	$0.26
Expired	(4,580,000)	$1.01
Forfeited	(1,312,500)	$0.70
Outstanding, December 31, 2023	18,820,000	$0.53
Granted	3,500,000	$0.15
Expired	(3,245,000)	$1.02
Outstanding, December 31, 2024	19,075,000	$0.38
Exercisable, December 31, 2024	12,971,250	$0.43

During the year ended December 31, 2024, no stock options were exercised.

25

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

As at December 31, 2024, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price CAD$		Remaining life (years)	Expiry Date
*210,000	*210,000	CAD$	1.12	0.08	January 28, 2025
*1,480,000	*1,480,000	CAD$	0.48	0.23	March 24, 2025
50,000	50,000	CAD$	0.27	0.25	March 31, 2025
600,000	600,000	CAD$	0.60	0.25	March 31, 2025
3,250,000	3,250,000	CAD$	0.60	0.29	April 15, 2025
800,000	-	CAD$	0.73	0.61	August 12, 2025
100,000	100,000	CAD$	0.80	0.63	August 19, 2025
235,000	235,000	CAD$	0.82	1.18	March 8, 2026
300,000	300,000	CAD$	0.74	1.25	March 31, 2026
635,000	635,000	CAD$	0.41	2.00	December 31, 2026
700,000	700,000	CAD$	0.27	2.33	December 31, 2026
500,000	375,000	CAD$	0.27	3.09	December 31, 2026
200,000	150,000	CAD$	0.23	3.15	February 22, 2028
6,515,000	4,886,250	CAD$	0.26	3.33	May 1, 2028
3,500,000	-	CAD$	0.15	4.68	September 3, 2029
19,075,000	12,971,250

*1,690,000 shares expired in 2025 prior to submitting the financial statements

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for the risk-free interest rate, dividend yield, expected volatility , forfeiture rate, and expected life of the options. The Company recognized share-based compensation costs of $327 for the year ended December 31, 2024 (December 31, 2023 - $490) of which $7 (December 31, 2023 – $27) was included in cost of sales.

14.	EXPENSES BY NATURE

The summary for cost of sales for the year ended December 31, 2024 and 2023 are summarized below.

	Year ended December 31,
	2024	2023
Direct mining costs	$1,258	$5,101
Royalties and selling costs	180	555
Employee compensation and benefit	1,304	2,589
Share-based compensation	7	27
Depreciation	31	91
Cost of Sales	$2,780	$8,363

15.	RELATED PARTY TRANSACTIONS

Related parties and related party transactions are summarized below.

Key Management Personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consists of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and President, SVP Business Development, SVP/Chief Financial Officer, previous Interim Chief Financial Officer through September 05, 2024, SVP/GM, and Corporate Secretary.

26

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Remuneration attributed to key management personnel is summarized as follows:

	Year ended December 31,
	2024	2023
Salaries, fees and benefits	$1,133	$1,603
Share-based compensation	274	491
Total	$1,407	$2,094

Salaries, fees and benefits to key management includes all salaries, bonuses, fees, and other employment benefits, pursuant to contractual employment agreements, consultancy or management services arrangements.

As of December 31, 2024, amounts accrued and due to key management personnel and other related parties include the following:

●	Directors and Officers - $145 (December 31, 2023 - $136)

16.	INCOME TAXES

A reconciliation of income taxes at statutory rates is as follows:

	December 31, 2024	December 31, 2023
Gain (Loss) for the year	$8,494	$(28,959)
Combined federal and state income tax rates	24.87%	24.87%

Income tax recovery based on the above rate	$2,113	$(7,202)
Increase due to:
Non-deductible costs	1	2
Income tax benefits not recognized	(2,114)	7,200
Income tax benefits applied in consolidation	-	-
Income tax benefits recognized	-	-
Income tax expense (recovery)	$-	$0

The significant components of the Company’s unrecognized deferred tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Non-capital losses - US	$2,815	6,257
Property, plant and equipment	(1,361)	(4,797)
Non-capital losses - Canada	187	170
Financing fees - Canada	99	196
Convertible debentures - Canada	(286)	(366)
Other	(1,454)	(1,460)
Net deferred tax assets	$-	-

27

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The significant components of the Company’s unrecorded net deferred tax assets (liabilities) are as follows:

	December 31, 2024	December 31, 2023
Non-capital losses - US	$22,216	20,434
Non-capital losses - Canada	6,530	6,079
Deferred Revenue	2,743
Exploration and evaluation assets	1,688	4,848
Asset retirement obligation	2,399	1,324
Stock Based Compensation	1,836
Stream obligation	14,769	28,865
Other -US	856	705
Other - Canada	48	48
Net deferred tax assets	$53,085	62,303

Deductible (taxable) temporary differences for which deferred taxes have not been recognized:

	December 31, 2024	December 31, 2023	Expiry Date
Non-capital losses - US	$184,681	$180,123	Unlimited
Non-capital losses - Canada	24,186	22,516	2026 to 2044
Exploration and evaluation assets	6,786	19,492	2039 to Unlimited
Deferred Revenue	11,030	0	Unlimited
Asset retirement obligation	9,646	5,323	Unlimited
Stock based compensation	7,380	-	Unlimited
Stream obligation	59,383	116,059	Unlimited
Other - Canada	179	177	Unlimited
Other	11,702	2,834	Unlimited
Net deferred tax assets	$314,973	346,524

Tax attributes are subject to review, and potential adjustment, by tax authorities.

Deferred tax assets are recognized for tax loss carryforwards and other temporary differences to the extent that it is more-likely-than-not that the Company would realize the related tax benefit through future taxable profits. The Company has determined that it is not more-likely-than-not that the Company would have sufficient future taxable profits to realize the benefit of the net deferred tax assets.

17.	FINANCING EXPENSES

Financing expenses for the year ended December 31, 2024 and 2023 are summarized below.

	Year ended December 31,
Financing Expenses	2024	2023
Nebari debt interest	$2,347	$2,726
ARO accetion	531	158
Debenture accretion	978	192
Nebari debt accretion	269	215
Debt modifications	-	132
Insurance financing interest	45	45
Captial lease interest	20	26
Total	$4,190	$3,494

28

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

18.	SEGMENTED INFORMATION

The Company operates in two reportable operating segments in the United States: (a) Gunnison and (b) Johnson Camp Mine cash generating units. Corporate and other activities include the Company’s exploration activities. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same as those of the Company. Results from operating activities represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker, Gunnison’s President and Chief Executive Officer, for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation.

19.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments based on the funds available to the Company, in order to support the acquisition, exploration and evaluation, and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

In the management of capital, the Company considers components of equity and debt.

The properties in which the Company currently has an interest are in the development and production ramp up stage. The Company has previously obtained financing for the development and construction and ramp up activities of the Gunnison Project in the form of the Stream, Equity Placements, and Debentures discussed in notes 10, 12 and 13. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In accordance with the Amended and Restated Credit Agreement (“ARCA”) signed with Nebari on December 22, 2021 the Company is required to maintain a minimum cash balance of $5,000 (lowered to $2,500 in 2023). The minimum cash balance is defined in the ARCA to include cash and cash equivalents, plus accounts receivable from the sale of copper cathode and copper cathode inventory as reported on the Company’s balance sheet. In the event that the minimum cash balance is less than $5,000 (lowered to $2,500 in 2023) at any monthly reporting date then there is a 60-day cure period allowed.

Refer to Subsequent Events (Note 21) for details of amendments to the Nebari debt agreement effective March 3, 2025.

20.	FINANCIAL INSTRUMENTS

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors.

29

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Market risk

Market risk is the risk that changes in market price, such as foreign exchange rates and interest rates will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses relating to these financial instruments would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities which are denominated in CAD$. The balances in these accounts are not significant, therefore, the Company’s exposure to currency risk is considered minimal. The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and the stream obligation. The Company’s current policy is to invest excess cash in guaranteed investment certificates issued by its Canadian banking institution. The Company periodically monitors the investment it makes and is satisfied with the credit ratings of its banks.

The Company’s outstanding debt obligations are at fixed interest rates (except the Nebari loan and Second Debenture Offering - see below) and accounted for on the basis of amortized cost. Therefore, the carrying value of the Company’s debt is not exposed to changes in market interest rates. The Nebari loan and Second Debenture Offering are fixed at 10.5% per annum plus the greater of the forward-looking secured overnight financing rate (administered by CME Group Benchmark Administration Limited or a successor administrator) for a term of 3 months or 1.5%.

A 1% increase in the rate supplement for the Nebari loan would increase interest payments $11.2/mo, whereas a 1% decrease in the rate supplement would decrease the Nebari interest payments $11.2/mo.

A 1% increase in the rate supplement for the Second Debenture Offering would increase interest payments $2/mo, whereas a 1% decrease in the rate supplement would decrease the Second Debenture Offering interest payments

$2/mo.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for copper. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Stream obligation.

A 10% increase in the market price of copper would increase derivative liabilities by $7,229, whereas a 10% decrease in the market price of copper would decrease derivative liabilities by $6,790.

30

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents with North American financial institutions with investment grade credit ratings.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet its liabilities when due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of its financial assets and liabilities. Cash flow forecasting is performed regularly. The Company also holds surety bonds to support future environmental obligations (see note 1 – Nature of Operations and Going Concern).

The Company has the following guaranteed commitments and contractual obligations as of December 31, 2024:

Contractual Obligations	Total	year	1-3 years	4-5 years	After 5 years
Accounts Payable and Accrued Liabilities	$15,211	$15,211	$-	$-	$-
Nuton Stage 2 payable	38,463	14,975	23,488	-	-
Lease Liabilities	243	119	124	-	-
Insurance Liabilities	138	138	-	-	-
Debentures	4,708	-	4,708	-	-
Debt	14,447	3,090	11,357	-	-
Total Contractual Obligations	$73,210	$33,533	$39,677	$-	$-

As of December 31, 2024, the Company has cash and cash equivalents of $8,249 to settle current liabilities of $38,549, which includes $14,975in Nuton payables based off the current copper production forecast and $11,595 in Accounts Payables related to Nuton project costs.

Fair value estimation

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company is able to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data.

The carrying values of cash and cash equivalents, receivables, restricted cash, accounts payable and accrued liabilities, debt and amounts due to related parties approximate their fair values due to the short-term maturity of these financial instruments. Derivative liabilities are Level 3.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

	Carrying value	Fair Value
As of December 31, 2024	FVTPL	Level 1	Level 2	Level 3
Financial Liabilities
Derivative liabilities	$59,383	$-	$-	$59,383
Nuton Stage 2 payable	38,423	-	-	38,423
	$97,806	$-	$-	$97,806

21.	LEGAL

On November 3, 2021 the Company became aware of a civil claim filed against the Company and certain of its officers and directors in the Supreme Court of British Columbia by MM Fund (the “BC Action”). The plaintiff seeks certification of the BC Action as a class proceeding on behalf of a class of all persons and entities, wherever they may reside or may be domiciled, who purchased the securities of the Company offered by the Company’s Prospectus Supplement dated and filed on February 12, 2021 (the “Prospectus”).

The plaintiff alleges that the Prospectus contained misrepresentations related to the Company’s anticipated timeline to achieve a production rate of 25 million pounds per annum. The plaintiff alleges that as a result of the misrepresentations in the Prospectus, the securities of the Company were sold to the public at an artificially inflated price. The plaintiff seeks an order certifying the BC Action as a class proceeding, a declaration the Prospectus contained a misrepresentation, unspecified damages, pre- and post-judgment interest and costs.

On September 1, 2022, the British Columbia Supreme Court granted the application by the Company to strike MM Fund’s certification application and further ordered MM Fund to remove all pleadings relating to advancing a class proceeding against the Company. The Company was awarded its costs of the application in any event of the cause.

MM Fund’s action may continue as an individual claim; however, subject to appeal, MM Fund has been found to be incapable of advancing the action as a class proceeding. Subsequently on September 26, 2022, MM Fund appealed this ruling to the British Columbia Court of Appeal. The appeal hearing occurred on April 6, 2023 and on April 30, 2024, the British Columbia Court of Appeal dismissed the appeal. MM Fund also filed an application to transfer the BC Action to Ontario which was rejected by the British Columbia Supreme Court in a judgment dated July 2, 2024. On May 2, 2024 the plaintiff commenced a new civil claim in the Ontario Superior Court of Justice (the “Ontario Action”) on the same terms as the BC Action seeking to certify a class proceeding in Ontario.

The BC Action was dismissed during the fourth quarter of 2024. The Ontario Action was dismissed on October 28, 2024. As result there are no further civil claims outstanding against the Company.

22.	SUBSEQUENT EVENTS

48C Tax Credits

On January 16, 2025, the Company and Nuton were selected to receive US$13.9 million in tax credits (the “48C tax credit”) under the Qualifying Advanced Energy Project Credit Program (the “48C program”) to expand production of Made in America copper, which is designated a Critical Material for Energy, from its Johnson Camp.

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GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

The actual allocation of the 48C tax credits as between the Company and Nuton is determined in a tax partnership agreement entered into between the parties which is discussed further below.

Comprehensive Financial Transaction

On March 3, 2025 the Company agreed to a non-dilutive funding transaction (the “2025 Nuton Transaction”) with Nuton for $3 million in proceeds to Gunnison to be used toward its costs related to a Nuton testing program at the Gunnison Copper Project, as well as the execution of a Tax Partnership Agreement between Gunnison and Nuton (the “Tax Partnership Agreement”) with an agreed-upon allocation of the potential future proceeds from Gunnison and Nuton’s award of 48C tax credits from the U.S. government.

Gunnison, Gunnison Arizona and Nuton have entered into a Collaboration Agreement dated February 28, 2025 (the “Gunnison Collaboration Agreement”) that provides for, among other things:

●	Nuton’s exclusivity over novel heap leach processing technologies for sulfide mineralization at the Gunnison Open Pit, and
●	Agreed milestones to examine the potential for an extension to the Stage 2 Work Program at the Johnson Camp Mine.

In exchange for the above:

●	Nuton will provide $3 million to Gunnison to be used toward its expenses for the Nuton Stage 1 Viability study on the Gunnison Open Pit and other agreed purposes; and
●	The parties will work within the parameters of the Tax Partnership Agreement to allow for a portion of the realized cash proceeds from the potential sale of 48C tax credits to be distributed to Gunnison to benefit the Stage 2 project, including paying down a significant portion, or all of, the Nebari debt. Gunnison estimates that its share of the potential proceeds could be up to $8 million after Nuton’s allocation and reimbursement of costs, with the actual amount depending on the 48C tax credit certification process and how much can be realized from the sale of the certified credits.

In addition to this, Gunnison and Nebari have entered a binding term sheet (details below) that provides for the following:

●	Deferral of all principal payments for the remainder of 2025, reducing carrying costs by $2.8 million.
●	The right to convert up to $6.25 million of the principal into equity at a set conversion price based on a premium to market price or financing price.
●	A trigger to initiate a process by Nebari to refinance the remaining principal maturity, if any, to December 31, 2029. The trigger occurs when the principal, currently $13.75 million (including the Repayment Bonus) is reduced to $7.5M or less (the “Refinance Trigger”).

Gunnison, Gunnison Arizona and Nebari have also agreed to further amend certain terms of the Nebari Credit Agreement. The amendments provide for, amongst other matters, a suspension of principal amortization from February 1, 2025 until January 1, 2026, provide for potential partial conversion to equity, and provide for a mechanism to repay a portion of the principal amount of the Nebari Credit Agreement with proceeds to be received from sale of the previously announced 48C tax credits and through a potential refinancing process provide for an extension of the maturity date.

The amendments to the Nebari Credit Agreement include (collectively, the “Amendments”):

1.	Deferral of Principal Amortization: The requirement to begin repaying the principal balance of the Nebari Credit Agreement in monthly installments shall be suspended from February 1, 2025 until January 1, 2026. As of January 1, 2026, the remaining principal shall be amortized on a straight-line basis in equal monthly amounts or a monthly amount of $300,000, whichever is smaller.

33

GUNNISON COPPER CORP. (Formerly Excelsior Mining Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2024

(Expressed in thousands of United States dollars)

2.	Equity Conversion: To provide for a potential alternative repayment mechanism, up to $6.25 million of the principal amount of the Nebari Credit Agreement will be convertible, at Nebari’s option, into common shares of Gunnison, at a price (the “Conversion Price”) equal to the lower of (i) Cdn$0.30 provided that the 2025 Offering (defined below) is closed on or before April 14, 2025 (subject to minimum pricing rules of the Toronto Stock Exchange); and (ii) the lowest exercise price of any warrants issued as part of any such equity financing, provided that if is the 2025 Offering is not completed on or before April 14, 2025 the Conversion Price shall be US$0.1622 (Cdn$0.2339), which is a 30% premium to the volume weighted average trading price (“VWAP”) of the common shares of Parent on the Toronto Stock Exchange for the five trading days prior to the execution of a term sheet regarding the Amendments.

3.	Principal Reduction through 48C Tax Credit: If Gunnison receives a portion of the cash received from the sale of Johnson Camp 48C tax credit it shall use the lower of $6.25 million or the full amount of the proceeds so received to pay down the non-convertible principal amount of the Nebari Credit Agreement.

4.	Maturity Date Extension: In the event that the principal amount of the Nebari Credit Agreement is reduced to $7.5 million or less (whether through conversion or repayment in cash (including cash from the 48C tax credit)), Nebari agrees to seek sale and assignment of the Nebari Credit Agreement to another party (the “Loan Buyer”). The assigned Nebari Credit Agreement shall have its maturity date amended to December 31, 2029, or such earlier date as agreed between the Loan Buyer and Gunnison, and no amortization shall be due on the convertible portion of the Nebari Credit Agreement until the amended maturity date.

5.	Minimum Cash Balance: The existing financial covenants related to a minimum cash balance and accounts payable aging shall be adjusted so that they only apply to cash and accounts payable that are not related to the Stage 2 Work Program with Nuton. Furthermore, the required minimum cash balance shall be $1 million.

6.	Security: Gunnison’s subsidiary Excelsior Mining Holdings, Inc. shall become part of Nebari’s collateral package.

The Amendments are subject to certain conditions including approval of the Toronto Stock Exchange, approval from Greenstone and Triple Flag, deferral of interest payments due under convertible debentures due to Greenstone and Triple Flag, certain agreements between Nebari and Triple Flag, and commencement of a work program by Gunnison to optimize certain opportunities identified in the PEA for the Gunnison Project.

Nebari is at arm’s length to the Company. There are no commissions or finders’ fees payable in connection with the transactions. While the Nebari Term Sheet is binding, the parties intend to conclude a second amended and restated credit agreement reflecting the terms in the Nebari Term Sheet. There is no assurance that the conditions to the Amendments will be satisfied.

Listed Issuer Financing Exemption (LIFE) Private Placement of Units

On March 26, 2025, the Company announced a non-brokered private placement (the “2025 Offering”) consisting of a minimum of 6,666,700 and up to a maximum of 22,940,000 units (the “2025 Units”), with each Unit consisting of one common share and one-half of one common share purchase warrant (each full common share purchase warrant, a “2025 Warrant”) at a price of C$0.30 per Unit for aggregate gross proceeds of a minimum of C$2,000,010 and up to a maximum of C$6,882,000. Each full 2025 Warrant shall entitle the holder thereof to acquire one additional common share at a price of C$0.45 for a period of twenty-four (24) months from the closing date of the 2025 Offering.

The net proceeds will be used to define high value opportunities (the “High Value Work Program”) and commencement of drilling and metallurgical testing activities that will be incorporated in a pre-feasibility study for the Gunnison Copper Project. The Company intends to close the 2025 Offering during the week of March 31, 2025. Closing of the 2025 Offering is subject to approval of the Toronto Stock Exchange (“TSX”).

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